21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing, 10016

The People’s Republic of China

August 4, 2017

Stephen Krikorian, Accounting Branch Chief

Mengyao Lu, Staff Accountant

Jeffrey Kauten, Staff Attorney

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	21Vianet Group, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 12, 2017
File No. 001-35126

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated July 7, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”). The “Company” is used in this letter to refer to 21Vianet Group, Inc., its subsidiaries, and its consolidated affiliated entities. The comments are repeated below and followed by the response thereto.

Item 3. Key Information

A. Selected Financial Data, page 3

1.	We note the operating expense of approximately RMB 117.6 million related to your allowance for doubtful debts during 2016. Please tell us the following with respect to the allowance:

•	Specify the reasons for the increase in the allowance;

•	Describe any impact on revenue recognition;

•	Clarify how this amount is reflected in your tabular roll-forward on page F-46; and

•	Revise your disclosure to include a discussion of any known trends or uncertainties such as changes in asset quality or your collection experiences with trade receivables that have had or are reasonably likely to have a material impact on your financial condition, operating performance and liquidity. Refer to Item 5.D of Form 20-F and Sections III.B.3 and IV.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the increase in the allowance for doubtful debts during 2016 was due to the net increase in the allowance for doubtful debts accrued for accounts receivable and other receivables of RMB 79.6 million and RMB 37.9 million, respectively.

The net increase in allowance for doubtful debts for accounts receivable was mainly due to outstanding accounts receivable that are long overdue from two state-owned enterprise customers. The Company believes these to be a one-time expense, given that state-owned enterprises are large and reputable and would generally not default on payments. The remaining allowance for doubtful debts was attributed to accounts receivable from several private enterprises to which the Company provided its services. The risk of failure to collect accounts receivable from private enterprises is one of the Company’s inherent operating risks, as some customers may experience payment difficulties from time to time. Such accounts receivable from private enterprises have been outstanding for more than one year and there were minimal sales to these customers during the year ended December 31, 2016. The Company does not expect to continue its sales to these customers. Therefore, the Company believes there is no impact on revenue recognition as it has assessed and ensured that all required revenue recognition criteria, including the reasonable assurance of collectability, under ASC 605 at the point of revenue recognition are met.

The increase in allowance for doubtful debts for other receivables was mainly due to a loan made by the Company to a related party. Therefore, the Company believes there is no impact on revenue recognition.

Please refer to the table below for a reconciliation of the operating expenses of approximately RMB 117.6 million related to the allowance for doubtful debts during 2016 to the tabular roll-forward:

	Accounts receivable	Other receivables	Total
January 1, 2016	40,070	4,630	44,700
Provision	79,637	37,927	117,564	*
Write off	(38,797)	(39,707)	(78,504)

December 31, 2016	80,910	2,850	83,760

*	Sum of bad debt accruals and reversals is RMB 117.6 million as disclosed on Selected Financial Data on page 3 of the 2016 20-F.

Given the increase in the allowance for doubtful debts during 2016 were mainly due to a one-time expense relating to two state-owned enterprise customers with whom the Company does not anticipate future sales, the Company does not believe there are any known trends or uncertainties such as changes in asset quality or collection experiences with trade receivables that are reasonably likely to have a material impact on the Company’s financial condition, operating performance and liquidity that needs to be disclosed.

Discussion of Non-GAAP Financial Measures, page 5

2.	You disclose Adjusted EBITDA for Hosting and relate services and Managed network services. Please revise to provide reconciliations of these measures with the most directly comparable GAAP measures. Refer to the general instruction C(e) to Form 20-F and Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comments, the Company will include the disclosure with respect to reconciliations of the adjusted EBITDA for hosting and related services and Managed network services under “Item 3. Key Information—A. Selected Financial Data—Discussion of Non-GAAP Financial Measures” in future Form 20-F filings in substantially the same form as follows:

Hosting and related services:

	For the year ended December 31
	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000
Operating profit/ (loss)	9,882	(64,658)	44,101	6,352
Plus: depreciation and amortization	204,578	289,672	345,189	49,717
Plus: share based compensation expenses	72,708	145,577	86,955	12,524
Plus: changes in the fair value of contingent purchase consideration payable	(5,582)	24,739	(19,393)	(2,793)
Plus: impairment of long-lived assets	—	—	—	—
Adjusted EBITDA	281,586	395,330	456,852	65,800
Managed network services:
	For the year ended December 31
	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	US$’000
Operating (loss)	(124,582)	(219,575)	(884,297)	(127,365)
Plus: depreciation and amortization	212,696	301,620	320,574	46,172
Plus: share based compensation expenses	161,027	44,450	31,774	4,577
Plus: changes in the fair value of contingent purchase consideration payable	28,211	18,586	(73,914)	(10,646)
Plus: impairment of long-lived assets	—	—	392,947	56,596
Adjusted EBITDA	277,352	145,081	(212,916)	(30,666)

3.	Please present the income tax effects of your non-GAAP adjustments as a separate adjustment in your future filings and earnings releases, or advise us why such presentation is not warranted. In this regard, we note some the adjustments such as the depreciation and impairment of long-lived assets appear to be incurred by your PRC entities. Also tell us, and revise your disclosure in future filings and earnings releases to clarify, how you determined the income tax effects of your non-GAAP adjustments. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comments, the Company will include the disclosure under “Item 3. Key Information—A. Selected Financial Data—Discussion of Non-GAAP Financial Measures” in future Form 20-F filings in substantially the same form as follows:

			For the year ended December 31
	2012	2013	2014	2015	2016	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Net profit/ (loss)	57,656	(47,003)	(328,477)	(401,275)	(931,922)	(134,224)
Plus: share based compensation expenses	67,632	67,769	233,735	190,027	118,729	17,101
plus: amortization of intangible assets derived from acquisitions	27,183	43,744	106,922	157,119	151,037	21,754
Plus: changes in the fair value of contingent purchase consideration payable	14,816	55,956	25,613	43,325	(93,489)	(13,465)
Plus: impairment of long-lived assets	—	—	—	—	392,947	56,596
Plus: loss on debt extinguishment	—	—	41,581	—	29,841	4,298
Plus: tax impact for the reconciliation adjustments	(6,705)	(8,768)	(19,214)	(30,345)	(56,134)	(8,085)
Adjusted net profit/ (loss)	160,582	111,698	60,160	(41,149)	(388,991)	(56,025)

Item 4. Information on the Company

A. History and Development of the Company, page 47

4.	We note that you received a proposal on June 10, 2015 from Mr. Josh Sheng Chen, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. to acquire all of your issued and outstanding shares but you do not include disclosure of this proposal in your Form 20-F. Please confirm that you will provide the disclosure required by Item 4.A.7 of Form 20-F in future filings.

The Company respectfully advises the Staff that on June 30, 2016, the Company’s board of directors received a letter from Mr. Josh Sheng Chen (“Mr. Chen”), Kingsoft Corporation Limited (“Kingsoft”) and Tsinghua Unigroup International Co., Ltd. (“Unigroup”, together with Mr. Chen and Kingsoft, the “Buyer Group”), stating that the Buyer Group would withdraw the non-binding going private proposal dated June 10, 2015, with immediate effect. The Company made a press release on June 30, 2016.

In response to the Staff’s comments, the Company will revise the disclosure under “Item 4. Information on the Company—A. History and Development of the Company” currently on page 46 of the 2016 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined): “On June 10, 2015, our board of directors received a preliminary non-binding proposal letter from the Buyer Group to acquire all of our outstanding ordinary shares not already owned by the Buyer Group for US$23.00 in cash per ADS. On June 16, 2015, our board of directors formed the Special Committee to review and evaluate the proposal. On June 30, 2016, our board of directors received a letter from the Buyer Group, stating that the Buyer Group would withdraw the non-binding going private proposal with immediate effect.”

5.	Please advise whether Unisplendour Corporation Limited is your related party as defined under ASC 850. If this is the case, please revise your future filings to include the required disclosures in your related party footnote pursuant to ASC 850-10-50.

The Company respectfully advises the Staff that Unisplendour Corporation Limited (“UNIS”) is a related party of the Company pursuant to the definitions under ASC 850, given that the Company and UNIS are under common control of Tsinghua-Holdings. In response to the Staff’s comments, the Company will revise its disclosure in future Form 20-F filings to include the required disclosures in the related party footnotes pursuant to ASC 850-10-50.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 84

6.	You disclose on page 71 that you restructured your services in the fourth quarter of 2016 and began reporting in two operating segments. We also note you completed the two-step impairment test of your goodwill as of October 1, 2016 based on the fair value of your reporting unit. Please advise whether your restructuring was effected on the same date of or later than you annual impairment testing date for goodwill and how you conducted the goodwill impairment testing immediately before and after your reorganization. In addition, describe for us the basis for your conclusion that it was more-likely-than-not the fair value of your managed network services reporting unit was more than its carrying amount as of December 31, 2016 and March 31, 2017, respectively, if you only performed qualitative assessments. In your response, tell us what consideration was given to your market capitalization being apparently lower than your net book value. Refer to ASC 350-20-35-3C through 35-3G.

The Company respectfully advises the Staff that the restructuring of the Company’s services in the fourth quarter of 2016 to report in two operating segments was effected on the same day as the annual impairment testing for goodwill, which is October 1, 2016. Pursuant to ASC 350-20-35-45, goodwill was then allocated to the two segments which are also the reporting units, based on the relative fair values of these reporting units. Subsequent to the allocation of goodwill into the two reporting units, the Company conducted its goodwill impairment testing. Based on the goodwill impairment tests performed for the two reporting units, the fair value of the reporting units exceeds their respective carrying values. In addition, the Company also performed a reconciliation of the fair value of the reporting units to its market capitalization using the Company’s closing price of $7.95 and $7.00 per ADS on October 1, 2016 and December 31, 2016, respectively, as collaborative evidence to support the fair values of its reporting units which are determined by applying the discounted cash flow method. The shortfall between the market capitalization of the Company and the fair value of the reporting units on the respective dates are within the acceptable range of control premium used by comparable companies. Control premium represents the excess that a buyer is willing to pay over the current market price of a publicly traded company in order to acquire a controlling stake in the said company. The Company also respectfully advises the Staff that it has considered ASC 350-20-35-3C through 35-3G in its assessment and has performed the necessary impairment assessments in accordance with ASC 350-20-35-3E. The Company advises the Staff that it will continue to monitor and perform goodwill impairment assessment and book any necessary impairment charges if required.

Results of Operations, page 90

7.	Please revise your future filings to provide segment analyses for your cost of revenues, gross profit, each line item of operating expense and allowance for doubtful debt. Ensure you quantify the impact of each factor contributing to the material changes in your revenue and other line items. Refer to Item 5.A to Form 20-F and Sections III.D and III.F of SEC Release No. 33-6835. In addition, please revise to present the respective cost of sales for hosting and related services and managed network services on the face of your consolidated statements of operations, or advise why you do not believe separate presentation is needed. Refer to the general instruction B(d) to Form 20-F and Rule 5-03.2 of Regulation S-X.

The Company respectfully advises the Staff that it will revise the disclosure in future Form 20-F filings to include segment analyses for cost of revenues, gross profit, each line item of operating expense and allowance for doubtful debt. The Company also respectfully advises the Staff that it will revise its disclosure in future Form 20-F filings to present the respective cost of sales for hosting and related services and managed network services on the face of its consolidated statements of operations.

Notes to the Consolidated Financial Statements

Note 25. Segment Reporting, page F-69

8.	Please revise to disclose total assets, depreciation and capital expenditures for each of your segment. If no asset information is provided to the CODM for any of your reportable segments, disclose that fact and the reason for its exclusion. Refer to paragraphs 22, 25 and 26 of ASC 280-10-50.

The Company respectfully advises the Staff that asset information is not included in the measure of its reportable segments assets provided to the CODM. The Company does not allocate assets to its segments as the CODM does not use such information to allocate resources to or evaluate the performance of its operating segments.

In response to the Staff’s comments, the Company will revise the disclosure currently on page F-69 of the 2016 20-F in its future Form 20-F filings in substantially the same form as follows (the revised part is underlined):

“The operations of the Company are organized into two segments, consisting of the Hosting and related services and Managed network services. The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented. The Company currently does not allocate assets to its segment, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.”

Note 32. Subsequent Events, page F-77

9.	Please tell us how you will account for the investment agreement you entered into with Warburg Pincus, including your investments in the series of joint ventures to be set up and the injection of the IDC assets into and leaseback from the initial joint venture as indicated in the investment agreement. In your response, tell us whether you will lose control of the IDC assets based on the deal structure as prescribed in the investment agreement.

The Company respectfully advises the Staff that the Company has made a preliminary assessment for the accounting treatment of the series of transactions in the investment agreement.

For the investment in the initial joint venture (“JV Co 1”), the Company through 21Vianet DRP Investment Holdings Limited (“Vianet”), owns 51% of the total issued shares while Marble Stone Holdings Limited (“WP”) owns 49% of the total issued shares of JV Co 1. Vianet also has the right to appoint three out of five board of directors. As such, the Company has control and will consolidate JV Co 1. The Company further advises the Staff that as the transfer of the IDC assets will occur between subsidiaries which are under the common control of the Company, such transfer will take place at carrying amounts with the deemed disposal of the 49% ownership in JV Co 1 being accounted for within equity. JV Co 1 will in turn separately hold each IDC asset in its wholly owned entities. As the Company will consolidate JV Co 1, the IDC assets will continue to be recorded on the group’s consolidated balance sheet and a non-controlling interest of 49% will also be recognized. Subsequent to the transaction, a portion of the lease income relating to the unrealized profit of the lease arrangement will be eliminated at the consolidation level. As of the date of this response letter, the transfer and execution of lease agreement for one of its existing buildings has taken place.

For the other two investments in the joint ventures (“JV Co 2” and “JV Co 3”), the Company through Vianet owns only 49% of the total issued shares while WP owns 51% of the total issued shares of JV Co 2 and JV Co 3. Vianet also has the right to appoint two out of five board of directors. As such, the Company does not control JV Co 2 and JV Co 3 and these two investments will be accounted for as equity method investments.

*                *                 *

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +86 10 8456 2121 or the Company’s U.S. counsel, Will Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4891.

Very truly yours,

/s/ Terry Wang
Terry Wang
Chief Financial Officer

cc:	Steve Zhang, Chief Executive Officer, 21Vianet Group, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Ernst & Young Hua Ming LLP